1933 Act File No.: 333-184208

1940 Act File No.: 811-21056

CIK: 1558392

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 2

TO

REGISTRATION STATEMENT

ON

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 1

B.	Name of depositor:	Hennion & Walsh, Inc.

C.	Complete address of depositor’s principal executive offices:

Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza

Parsippany, New Jersey 07054

D.	Name and complete address of agent for service:

With a copy to:

Kevin D. Mahn	Scott R. Anderson
Hennion & Walsh, Inc.	Chapman and Cutler LLP
2001 Route 46, Waterview Plaza	111 West Monroe Street
Parsippany, New Jersey 07054	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest in the trust.

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☐	Check box if it is proposed that this filing will become effective on _________at ______. pursuant to Rule 487.

ZACKS DIVERSIFIED EQUITY AND CORPORATE BOND TRUST,
SERIES 1

The Trust is a unit investment trust designated Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 1. The Sponsor is Hennion & Walsh, Inc. The Trust seeks to provide investors with current income and the possibility of capital appreciation by investing in an unmanaged, diversified portfolio of publicly traded equity securities, preferred securities, and shares of exchange-traded funds that invest in corporate bonds. The portfolio was selected by Zacks Investment Management, Inc. The Sponsor cannot assure that the Trust will achieve this objective. The minimum purchase is generally 100 Units for individual purchasers and for purchases by certain custodial accounts or Individual Retirement Accounts, self-employed retirement plans, pension funds and other tax-deferred retirement plans (may vary by selling firm).

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.

An investment can be made in the underlying exchange-traded funds directly rather than through the Trust and these direct investments can be made without paying the sales charge, operating expenses and organizational charges of the Trust.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED NOVEMBER 27, 2012

     No person is authorized to give any information or to make any representations with respect to this Trust not contained in Parts A and B of this Prospectus. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

     This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

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INVESTMENT SUMMARY

     INVESTMENT OBJECTIVE. The Trust seeks to provide investors with current income and the possibility of capital appreciation. There is no guarantee that the investment objective of the Trust will be achieved.

     STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to provide investors with current income and the possibility of capital appreciation by investing in an unmanaged, diversified portfolio of publicly traded foreign and/or domestic equity securities (the “Equity Securities”) which may include common stocks, American Depositary Receipts, interests in master limited partnerships (“MLPs”), common stock of real estate investment trusts and interests in royalty trusts; preferred stocks (the “Preferred Stocks”); and common stock of exchange-traded funds (the “ETFs”) that invest substantially all of their assets in foreign and domestic corporate bonds and seek investment results that generally correspond to indexes designed to represent the performance of held-to-maturity portfolios of corporate bonds with effective maturity dates. Each ETF held by the Trust includes in its name a designated year of maturity and will terminate on or about the end of such calendar year (subject to change at the determination of the ETF’s board of trustees). The portfolio was selected by Zacks Investment Management, Inc. (the “Portfolio Consultant”). The Portfolio Consultant used a quantitative selection process to determine the components of the portfolio. The screening process was executed 1 business day before the initial date of deposit of the Trust (the “Security Selection Date”). The Trust’s portfolio is divided into three asset segments as of the time of original selection: approximately 40% invested in Equity Securities; approximately 20% invested in Preferred Stocks; and approximately 40% invested in common stock of ETFs. Subject to the selection criteria described herein, the Portfolio Consultant used no market capitalization policies in selecting Equity Securities for the Trust.

     The security selection process begins by identifying an initial universe of all securities that trade on at least one North American securities exchange as of the Security Selection Date. From this initial universe, the Trust’s portfolio is compiled using factors designed to identify securities in each segment that meet certain investment criteria as of the Security Selection Date, as follows:

     EQUITY SECURITIES. The Portfolio Consultant selected the Equity Securities using the following screens:

•	First, rank all securities by market capitalization in descending order and eliminate any security not ranked among the top 2000;
•	Then, eliminate the resulting securities that do not pay a dividend;
•	Next, rank the remaining securities by year-over-year dividend growth in descending order and eliminate the 20% with the lowest yearly dividend growth;
•	Then, rank the remaining stocks by return on assets, defined as net income over total assets, and select the 20% with the highest ratios; and
•	Select the 30 remaining securities with the highest “dividend yield”, where dividend yield is defined as the trailing 12-month annual dividend divided by current market price. The selected securities’ dividend yields are next added together to determine an “aggregate dividend yield.” The selected securities are then weighted based on their individual contribution to the aggregate dividend yield. For example, if the aggregate dividend yield is 50%, a security with a
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dividend yield of 3.5% will receive a weighting equal to 7% of the Equity Securities segment of the portfolio.

     PREFERRED STOCKS. The Portfolio Consultant selected the Preferred Stocks using the following screens:

•	First, eliminate all preferred stocks that do not currently pay dividends (because a stated dividend has been defaulted upon, missed, cancelled, deferred or suspended);
•	Next, eliminate from the remaining securities those with less than $1 million “liquidity”, where liquidity is defined as current market price multiplied by the most recent three-month average daily trading volume; and
•	Then, select the remaining 15 securities with the highest “dividend yield”, where dividend yield is defined as the trailing 12-month annual dividend divided by current market price. The selected stocks’ dividend yields are next added together to determine an “aggregate dividend yield.” The selected stocks are then weighted based on their individual contribution to the aggregate dividend yield. For example, if the aggregate dividend yield is 50%, a stock with a dividend yield of 3.5% will receive a weighting equal to 7% of the Preferred Stocks segment of the portfolio.

     ETFS. For this portion of the portfolio, the Portfolio Consultant selected a basket of “laddered” target-maturity, fixed-income ETFs that it believes has the potential to meet the Trust’s investment objective. No more than 25% of the ETFs invest primarily in high-yield (“junk”) corporate bonds as of the Security Selection Date. Each ETF held by the Trust invests substantially all of its assets in corporate bonds and seeks investment results that generally correspond to a certain index designed to represent the performance of a held-to-maturity portfolio of corporate bonds with an effective maturity date. Each ETF held by the Trust includes in its name a designated year of maturity (from 2015 through 2017, respectively) and will terminate on or about the end of such calendar year (subject to change at the determination of the ETF’s board of trustees). In the final six-months of the ETFs’ operations, they will transition to cash and cash equivalents to ultimately liquidate and distribute cash to investors. The Trust will terminate prior to the scheduled termination of any ETF held by the Trust, but certain ETFs may be in their winding down stage during the Trust’s life.

     LIQUIDITY SCREEN. After securities from the asset segments described above were selected, the Portfolio Consultant performed a final liquidity check. The Portfolio Consultant eliminated any Equity Security or Preferred Stock with “liquidity” (defined as the security’s market price multiplied by the security’s most-recent three-month average daily trading volume) of less than the estimated total dollar value of the security as of the Security Selection Date. The Portfolio Consultant replaced any such security with the next-highest ranked security in the same asset segment. The Portfolio Consultant also removed Equity Securities or Preferred Stocks of any entity not treated as a corporation for U.S. tax purposes (other than MLPs treated as publicly-traded partnerships) and replaced any such security with the next highest ranked security in the same asset segment.

     As used herein, the term “Securities” means the Equity Securities, Preferred Stocks and the shares of ETFs initially deposited in the Trust and contracts and funds for the purchase of such securities, and any additional securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

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     DESCRIPTION OF PORTFOLIO. The portfolio of the Trust contains 25 issues of equity securities of domestic and foreign companies, including 4 ETFs, and 15 issues of Preferred Stocks. 100% of the issues are initially represented by the Sponsor’s contracts to purchase such Securities.

     PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. The value of the Units, the Securities and the securities held by the ETFs included in the portfolio can each decline in value. An investment in Units of the Trust should be made with an understanding of the following risks:

•	Since the portfolio of the Trust is unmanaged, in general, the Sponsor can only sell Securities under certain extraordinary circumstances, at the Trust’s termination or in order to meet redemptions. As a result, the price at which each Security is sold may not be the highest price it attained during the life of the Trust.
•	Price fluctuations of particular Securities will change the portfolio’s composition throughout the life of the Trust. When cash or a letter of credit is deposited with instructions to purchase Securities in order to create additional Units, an increase in the price of a particular Security between the time of deposit and the time that Securities are purchased will cause the Units to be comprised of less of that Security and more of the remaining Securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust and such fees will dilute the existing Unitholders’ interests.
•	The risk that the financial condition of the issuers of the common stocks in the Trust and comprising the portfolios of the ETFs may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units).
•	Securities of foreign companies held by the Trust and by the ETFs present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	Unitholders will pay both Trust expenses and will also indirectly bear a share of each ETF’s expenses.
•	Certain ETFs may invest in high-yield debt obligations (“junk bonds”) and senior loans, which consist of lower grade securities (“BBB” or lower by Standard and Poor’s and “Baa” or lower by Moody’s) or in comparable non-rated securities. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. While these lower rated securities offer a higher return potential than higher rated securities, they also involve greater price volatility and greater risk of loss of income and principal.
•	The Trust and certain ETFs may invest in companies with smaller market capitalizations, which may have less liquid stock and more volatile prices than larger capitalized companies. Such companies also tend to have unproven track records and, to a certain extent, are more likely to perform less well or fail than companies with larger market capitalizations.
•	Preferred stocks combine some of the characteristics of both stocks and bonds. Like bonds, the preferred stocks selected for the portfolio pay a fixed rate of income and are sold on the basis of yield. However, like common stocks, they are
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traded on major exchanges. Preferred stocks are “senior securities” which have preference over common stocks, but not debt, of an issuer.

•	The Trust invests in shares of ETFs. You should understand the section titled “The Trust—Exchange-Traded Funds” before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments. The Trust and underlying funds have management and operating expenses. You will bear not only your share of the Trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the Trust incurs greater expenses than you would incur if you invested directly in the funds.
•	The Trust and/or certain ETFs held by the Trust invest in MLPs. MLPs are limited partnerships or limited liability companies that are generally taxed as publicly-traded partnerships with interests traded on securities exchanges. Most MLPs generally operate in the energy natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Trust’s investments.
•	The Trust invests in units of income/royalty trusts or similar or related companies. The Trust’s investment in such trusts involves risks which may differ from an investment in common stock of a U.S. corporation. Income/royalty trusts may have different shareholder rights and obligations, do not guarantee minimum distributions or returns of capital and are subject to the risk that tax changes or recharacterizations will adversely affect the tax consequences of owning such trusts. Income/royalty trusts tend to be heavily invested in real estate, oil and gas, pipelines and other infrastructure specific to the energy sector. As a result, negative developments in the energy sector will affect the value of your investment more than would be the case in a more diversified investment.
•	There is no assurance that any dividends will be declared or paid in the future on the Securities.

     PUBLIC OFFERING PRICE. The Public Offering Price per Unit of the Trust is equal to:

•	net asset value per Unit;
•	plus organization costs; and
•	a sales charge of 3.95% of the Public Offering Price per Unit.

     The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor’s purchase price will be computed as of the date the Units are purchased.

     DISTRIBUTIONS. The Trust will distribute dividends received, less expenses, monthly. The first dividend distribution, if any, will be made on December 25, 2012, to all Unitholders of record on December 10, 2012, and thereafter distributions will be made on the 25th day (or next business day) of every month. The final distribution will be made within a reasonable period of time after the Trust terminates.

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     MARKET FOR UNITS. Unitholders may sell their Units to the Sponsor or the Trustee at any time. The Sponsor intends to repurchase Units from Unitholders throughout the life of the Trust at prices based upon the market value of the underlying Securities. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his or her Units with the Trustee at the same price as the Sponsor’s repurchase price. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions, and the value of the Units, will be adversely affected if trading markets for the Securities are limited or absent.

     TERMINATION. The Trust will terminate in approximately 2 years. At that time investors may choose one of the following two options with respect to their terminating distribution:

•	receive cash upon the liquidation of their pro rata share of the Securities; or
•	reinvest in a subsequent series of the Smart Trust (if one is offered) at a reduced sales charge.

     ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of the Trust (if one is offered), at a reduced sales charge. When a Unitholder makes this election, his or her Units will be redeemed and the proceeds will be reinvested in units of the next available series of the Trust. An election to rollover terminating distributions will generally be a taxable event. See “Trust Administration—Trust Termination” in Part B for details concerning this election.

     REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust), into additional Units of the Trust, without a sales charge. See “Reinvestment Plan” in Part B for details on how to enroll in the Reinvestment Plan. This sales charge discount applies during the initial offering period and in the secondary market. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit, your Trust must charge these fees per Unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge or creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

     UNDERWRITING. Hennion & Walsh, Inc., with principal offices at 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054, will act as Underwriter for all of the Units of the Trust.

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FEE TABLE

     This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See “Public Offering” and “Trust Expenses and Charges.” Although the Trust has a term of only 2 years, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (as a percentage of offering price)* (fees paid directly from your investment)		As a % of Initial Offering Price		Amounts Per 100 Units
Initial Sales Charge		1.00%		$10.00
Deferred Sales Charge		2.45%		$24.50
Creation & Development Fee		0.50%		$5.00
Maximum Sales Charge		3.95%		$39.50
Reimbursement to Sponsor for
Estimated Organization Costs**		0.636%		$6.36
Estimated Annual Fund Operating Expenses (expenses that are deducted from Trust assets)		As a % of Net Assets		Amounts Per 100 Units
Trustee’s Fee		0.110%		$1.05
Other Operating Expenses		0.125%		$1.19
Portfolio Supervision, Bookkeeping and
Administrative Fees	0.037%		$0.35
Acquired Fund Fees and Expenses***		0.138%		$1.32
Total		0.373%		$3.56

Example	Cumulative Expenses Paid for Period:
	1 year	3 years	5 years	10 years
An investor would pay the following expenses
on a $10,000 investment assuming the Trust
operating expense ratio of 0.356% and a
5% annual return on the investment
throughout the periods	$494	$1,002	$1,535	$2,799

     The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. The Example also assumes that you roll your investment into the next available series of the Trust every two years (if one is offered) when the current Trust terminates, subject to a reduced rollover sales charge of 2.95%.

     The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

*	The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 3.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 1% of the Public Offering Price per Unit
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depending on the public offering price per Unit. The deferred sales charge is fixed at $0.245 per Unit and is paid in three monthly installments beginning on March 20, 2013. The creation and development fee is fixed at $0.05 per Unit and is paid at the end of the initial offering period. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. If you purchase Units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 2.95% of the public offering price per Unit and does not include deferred payments.

**	Estimated organization costs include the Portfolio Consultant’s security selection fee of 0.20%.
***	Although not an actual Trust operating expense, the Trust, and therefore the Unitholders, will indirectly bear similar operating expenses of the ETFs in which the Trust invests in the estimated amount set forth in the table. These expenses are based on the actual expenses charged in the ETFs’ most recent fiscal year but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying ETFs were held directly.
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SUMMARY OF ESSENTIAL INFORMATION AS OF NOVEMBER 26, 2012:*

INITIAL DATE OF DEPOSIT: NOVEMBER 27, 2012
AGGREGATE VALUE OF SECURITIES	$149,959
NUMBER OF UNITS	15,147
FRACTIONAL UNDIVIDED INTEREST IN TRUST SECURITIES	1/15,147
PUBLIC OFFERING PRICE PER 100 UNITS
Public Offering Price per 100 Units†	$1,000.00
Less Initial Sales Charge	$10.00
Aggregate Value of Securities	$990.00
Less Deferred Sales Charge	$24.50
Redemption Price	$965.50
Less Creation & Development Fee	$5.00
Less Organization Costs	$6.36
Net Asset Value	$954.14

EVALUATION TIME: 4:00 p.m. Eastern Time (or earlier close of the New York Stock Exchange).

MINIMUM INCOME OR PRINCIPAL DISTRIBUTION: $1.00 per 100 Units.

MINIMUM VALUE OF TRUST: The Trust may be terminated if the value of the Trust is less than 40% of the aggregate value of the Securities at the completion of the Deposit Period.

MANDATORY TERMINATION DATE: December 2, 2014, or the disposition of the last Security in the Trust.

STANDARD CUSIP NUMBERS:	Cash: 83174N105
Reinvestment: 83174N113

FEE BASED CUSIP NUMBERS:	Cash: 83174N121
Reinvestment: 83174N139

TRUSTEE: The Bank of New York Mellon

TRUSTEE’S FEE: $1.05 per 100 Units outstanding.

OTHER FEES AND EXPENSES: $1.19 per 100 Units outstanding.

SPONSOR: Hennion & Walsh, Inc.

PORTFOLIO SUPERVISOR: Hennion & Walsh Asset Management, Inc.

PORTFOLIO SUPERVISORY, BOOKKEEPING AND ADMINISTRATIVE FEE: Maximum of $0.35 per 100 Units outstanding (see “Trust Expenses and Charges” in Part B).

RECORD DATES: The tenth day (or next business day) of each month, commencing December, 2012.

DISTRIBUTION DATES: The twenty-fifth day (or next business day) of each month, commencing December, 2012.

*	The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
†	On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.
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SMART TRUST,
ZACKS DIVERSIFIED EQUITY AND CORPORATE BOND TRUST,
SERIES 1

STATEMENT OF FINANCIAL CONDITION AS OF NOVEMBER 27, 2012

Investment in securities
Contracts to purchase underlying Securities (1)(2)	$149,959
Total	$149,959
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$ 966
Deferred sales charge (4)(5)	3,711
Creation & development fee (4)(5)	757
Total Liabilities	5,434
Interest of investors:
Cost to investors (5)	151,470
Less: initial sales charge (4)(5)	1,511
Less: deferred sales charge and creation & development fee (4)(5)	4,468
Less: organization costs (3)	966
Net interest of investors	144,525
Total	$149,959
Number of Units	15,147
Net asset value per Unit	$ 9.541

(1)	Aggregated cost of the Securities is based on the closing sale price evaluations as determined by the Evaluator.
(2)	Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds (aggregating $200,000) necessary for the purchase of Securities in the Trust represented by purchase contracts.
(3)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $6.36 per 100 Units for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Trust’s inception date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.
(4)	The total sales charge consists of an initial sales charge, a deferred sales charge and a creation and development fee. The initial sales charge is equal to the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the total creation and development fee. The maximum total sales charge is 3.95% of the Public Offering Price per Unit.
(5)	The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges.
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SMART TRUST,
ZACKS DIVERSIFIED EQUITY AND CORPORATE BOND TRUST,
SERIES 1

PORTFOLIO OF INVESTMENTS

AS OF NOVEMBER 27, 2012

Portfolio No.	Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Redemption Provisions (3)	Market Value Per Share (4)	Cost of Securities to the Trust (4)
Equity Securities — 39.95%
Consumer Discretionary — 6.84%
1	587	Asia Entertainment & Resources Ltd. (5)	AERL	1.37%		$3.49	$2,048.63
2	357	Collectors Universe, Inc.	CLCT	2.46%		$10.35	$3,694.95
3	165	Petmed Express Inc.	PETS	1.21%		$11.04	$1,821.60
4	55	Strayer Education Inc.	STRA	1.80%		$49.11	$2,701.05
Consumer Staples — 3.57%
5	54	Altria Group, Inc.	MO	1.20%		$33.21	$1,793.34
6	14	Lorillard Inc.	LO	1.14%		$121.81	$1,705.34
7	43	Reynolds American, Inc.	RAI	1.23%		$42.93	$1,845.99
Energy — 14.20%
8	43	Alliance Holdings GP, L.P.	AHGP	1.30%		$45.35	$1,950.05
9	43	Alliance Resource Partners, L.P.	ARLP	1.59%		$55.39	$2,381.77
10	42	Baytex Energy Corp. (5)	BTE CN	1.27%		$45.19	$1,897.80
11	54	Bonterra Energy Corp. (5)	BNE CN	1.49%		$41.27	$2,228.43
12	96	Dorchester Minerals LP	DMLP	1.36%		$21.26	$2,040.96
13	28	Ecopetrol S.A. (5)	EC	1.09%		$58.27	$1,631.56
14	117	Freehold Royalties Ltd. (5)	FRU CN	1.65%		$21.15	$2,474.48
15	201	Natural Resource Partners LP	NRP	2.54%		$18.94	$3,806.94
16	124	Pioneer Southwest Energy Partners L.P.	PSE	1.91%		$23.10	$2,864.40
Financials — 1.25%
17	18	A.F.P Provida SA (5)	PVD	1.25%		$104.45	$1,880.10
Health Care — 2.94%
18	43	AstraZeneca PLC (5)	AZN	1.33%		$46.31	$1,991.33
19	316	PDL BioPharma Inc.	PDLI	1.61%		$7.66	$2,420.56
Industrials — 4.42%
20	303	Intersections Inc.	INTX	1.82%		$8.99	$2,723.97
21	1,127	Safe Bulkers, Inc. (5)	SB	2.60%		$3.47	$3,910.69
Information Technology — 3.44%
22	324	Giant Interactive Group Inc. (5)	GA	1.19%		$5.52	$1,788.48
23	177	SouFun Holdings Limited (5)	SFUN	2.25%		$19.05	$3,371.85
Materials — 3.29%
24	100	CVR Partners LP	UAN	1.71%		$25.66	$2,566.00
25	11	Terra Nitrogen Company, L.P.	TNH	1.58%		$215.40	$2,369.40

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Portfolio No.	Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Redemption Provisions (3)	Market Value Per Share (4)	Cost of Securities to the Trust (4)
Preferred Stocks — 20.04%
Financials — 20.04%
26	82	Bank of America Corp., Series 8, 8.625%	BML-Q	1.39%	5/28/13 @ 25	$25.39	$2,081.98
27	78	Bank of America Corp., Series H, 8.2%	BAC-H	1.32%	5/1/13 @ 25	$25.45	$1,985.09
28	75	Barclays Bank PLC, Series 5, 8.125% (5)	BCS-D	1.30%	6/15/13 @ 25	$25.95	$1,946.25
29	73	Barclays Bank PLC, Series 4, 7.75% (5)	BCS-C	1.25%	3/15/13 @ 25	$25.59	$1,868.07
30	73	Credit Suisse AG - Guernsey, 7.9% (5)	CRP	1.26%	3/28/13 @ 25	$25.80	$1,883.40
31	65	Deutsche Bank Contingent Capital Trust V, 8.05%	DKT	1.20%	6/30/18 @ 25	$27.68	$1,799.20
32	115	Hartford Financial Services Group, Inc., Series F, 7.25%, due 4/1/2013	HIG-A	1.53%	Convertible until 4/1/13	$19.99	$2,298.85
33	76	HSBC Holdings, PLC, 8.125% (5)	HCS	1.31%	4/15/13 @ 25	$25.78	$1,959.28
34	78	ING Group, N.V., 8.5% (5)	IGK	1.35%	9/15/13 @ 25	$26.05	$2,031.90
35	72	ING Group, N.V., 7.375% (5)	IDG	1.21%	1/15/13 @ 25	$25.14	$1,810.08
36	78	JP Morgan Chase & Co., Series J, 8.625%	JPM-I	1.36%	9/1/13 @ 25	$26.12	$2,037.36
37	80	Royal Bank of Scotland Group PLC, Series T, 7.25% (5)	RBS-T	1.26%	12/31/12 @ 25	$23.60	$1,888.00
38	79	Royal Bank of Scotland Group PLC, Series Q, 6.75% (5)	RBS-Q	1.21%	12/27/12 @ 25	$22.98	$1,815.42
39	88	Banco Santander, S.A., Series 10, 10.5% (5)	SAN-E	1.61%	9/29/14 @ 25	$27.37	$2,408.56
40	84	Zions Bancorporation, Series C, 9.5%	ZB-C	1.48%	9/15/13 @ 25	$26.51	$2,226.84

Registered Investment Companies — 40.01%
Exchange Traded Funds — 40.01%
41	458	Guggenheim BulletShares 2015 Corporate Bond ETF	BSCF	6.67%		$21.83	$9,998.14
42	1,137	Guggenheim BulletShares 2015 High Yield Corporate Bond ETF	BSJF	20.00%		$26.38	$29,994.06
43	449	Guggenheim BulletShares 2016 Corporate Bond ETF	BSCG	6.67%		$22.28	$10,003.72
44	438	Guggenheim BulletShares 2017 Corporate Bond ETF	BSCH	6.67%		$22.86	$10,012.68
				100.00%			$149,958.55

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FOOTNOTES TO PORTFOLIO OF INVESTMENTS

(1)	All Securities are represented by contracts to purchase such Securities. Forward contracts to purchase the Securities were entered into on November 26, 2012. All such contracts are expected to be settled on or about the First Settlement Date of the Trust, which is expected to be November 30, 2012. Shown under this heading is the stated dividend rate of each of the preferred stocks, expressed as an annual dollar amount or as a percentage of par or stated value. Each preferred stock was originally issued with a par or stated value per share equal to $25.
(2)	Based on the cost of the Securities to the Trust.
(3)	The preferred stocks are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the preferred stocks were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the public offering price of the Units when acquired. Distributions to Unitholders will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed securities, and any principal amount received on such redemption after satisfying any redemption requests for Units received by the Trust will be distributed to Unitholders. Certain of the preferred stocks have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.
(4)	Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Equity Securities	$59,910	$ —	$ —
Preferred Stocks	30,040	—	—
Registered Investment Companies	60,009	—	—
Total	$149,959	$ —	$ —

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The cost of the Securities to the sponsor and the Sponsor’s profit or (loss) (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $150,259 and ($300), respectively.

(5)	This is a security issued by a foreign company. Equity Securities and Preferred Stocks comprise approximately 59.99% of the investments in the Trust, broken down by country of organization as set forth below:

Canada 4.41%	Netherlands 2.56%
Cayman Islands 4.81%	Spain 1.61%
Chile 1.25%	Switzerland 1.26%
Colombia 1.09%	United Kingdom 7.66%
Marshall Islands 2.60%	United States 32.74%

The accompanying notes are an integral part of this financial statement.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE UNITHOLDERS, SPONSOR AND TRUSTEE
SMART TRUST, ZACKS DIVERSIFIED EQUITY AND CORPORATE BOND TRUST, SERIES 1

     We have audited the accompanying statement of financial condition, including the portfolio of investments on pages A-12 through A-15, of Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 1 as of November 27, 2012. The statement of financial condition is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of the Trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, and evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of November 27, 2012. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 1 as of November 27, 2012, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Chicago, Illinois
November 27, 2012

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ZACKS DIVERSIFIED EQUITY AND CORPORATE BOND TRUST,
SERIES 1

PROSPECTUS PART B

PART B OF THIS PROSPECTUS MAY NOT BE
DISTRIBUTED UNLESS ACCOMPANIED BY PART A

THE TRUST

     ORGANIZATION. Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 1 consists of a “unit investment trust” designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement and related Reference Trust Agreement (collectively, the “Trust Agreement”), dated the Initial Date of Deposit, among Hennion & Walsh, Inc., as Sponsor, The Bank of New York Mellon, as Trustee and Hennion & Walsh Asset Management, Inc., as Portfolio Supervisor.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee shares of equity securities, preferred securities, and exchange-traded funds including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the “Securities”), with an aggregate value as set forth in Part A, and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsor’s ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See “The Trust—Substitution of Securities.” The Sponsor may also, in certain very limited circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See “Trust Administration—Portfolio Supervision.”

     As of the Initial Date of Deposit, a “Unit” represents an undivided fractional interest in the Securities and cash of the Trust as is set forth in the “Summary of Essential Information.” As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

     DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. Subsequent to the Initial Date of Deposit (the “Deposit Period”), the Sponsor may deposit additional Securities

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in the Trust that are identical to the Securities already deposited in the Trust (“Additional Securities”), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship among the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices or unavailability of Securities. The composition of the Trust’s portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of each Security in the Trust portfolio. Substitute Securities may only be acquired under specified conditions when Securities originally deposited in the Trust are unavailable. (See “The Trust—Substitution of Securities” below).

     OBJECTIVE. The Trust seeks to provide investors with current income and the possibility of capital appreciation. There is no guarantee that the investment objective of the Trust will be achieved.

     The Trust will terminate in approximately 2 years, at which time investors may choose to either receive the distributions in cash or reinvest in a subsequent series of the Trust (if offered) at a reduced sales charge. The Trust is intended to be an investment that should be held by investors for its full term and not be used as a trading vehicle. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objectives of the Trust will be achieved.

     PORTFOLIO SELECTION. The Trust seeks to provide investors with current income and the possibility of capital appreciation by investing in an unmanaged, diversified portfolio of publicly traded foreign and/or domestic equity securities (the “Equity Securities”) which may include common stocks, American Depositary Receipts, interests in master limited partnerships (“MLPs”), common stock of real estate investment trusts and interests in royalty trusts; preferred stocks (the “Preferred Stocks”); and common stock of exchange-traded funds (the “ETFs”). The portfolio was selected by Zacks Investment Management, Inc. (the “Portfolio Consultant”). The Portfolio Consultant used a quantitative selection process to determine the components of the portfolio. The screening process was executed 1 business day before the initial date of deposit of the Trust (the “Security Selection Date”). The Trust’s portfolio is divided into three asset segments as of the time of original selection: approximately 40% invested in Equity Securities; approximately 20% invested in Preferred Stocks; and approximately 40% invested in common stock of ETFs.

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     The security selection process begins by identifying an initial universe of all securities that trade on at least one North American securities exchange as of the Security Selection Date. From this initial universe, the Trust’s portfolio is compiled using factors designed to identify securities in each segment that meet certain investment criteria as of the Security Selection Date, as follows:

     EQUITY SECURITIES. The Portfolio Consultant selected the Equity Securities using the following screens:

•	First, rank all securities by market capitalization in descending order and eliminate any security not ranked among the top 2000;
•	Then, eliminate the resulting securities that do not pay a dividend;
•	Next, rank the remaining securities by year-over-year dividend growth in descending order and eliminate the 20% with the lowest yearly dividend growth;
•	Then, rank the remaining stocks by return on assets, defined as net income over total assets, and select the 20% with the highest ratios; and
•	Select the 30 remaining securities with the highest “dividend yield”, where dividend yield is defined as the trailing 12-month annual dividend divided by current market price. The selected securities’ dividend yields are next added together to determine an “aggregate dividend yield.” The selected securities are then weighted based on their individual contribution to the aggregate dividend yield. For example, if the aggregate dividend yield is 50%, a security with a dividend yield of 3.5% will receive a weighting equal to 7% of the Equity Securities segment of the portfolio.

     PREFERRED STOCKS. The Portfolio Consultant selected the Preferred Stocks using the following screens:

•	First, eliminate all preferred stocks that do not currently pay dividends (because a stated dividend has been defaulted upon, missed, cancelled, deferred or suspended);
•	Next, eliminate from the remaining securities those with less than $1 million “liquidity”, where liquidity is defined as current market price multiplied by the most recent three-month average daily trading volume; and
•	Then, select the remaining 15 securities with the highest “dividend yield”, where dividend yield is defined as the trailing 12-month annual dividend divided by current market price. The selected stocks’ dividend yields are next added together to determine an “aggregate dividend yield.” The selected stocks are then weighted based on their individual contribution to the aggregate dividend yield. For example, if the aggregate dividend yield is 50%, a stock with a dividend yield of 3.5% will receive a weighting equal to 7% of the Preferred Stocks segment of the portfolio.

     ETFS. For this portion of the portfolio, the Portfolio Consultant selected a basket of “laddered” target-maturity, fixed-income ETFs that it believes has the potential to meet the Trust’s investment objective. No more than 25% of the ETFs invest primarily in high-yield (“junk”) corporate bonds as of the Security Selection Date. Each ETF held by the Trust invests substantially all of its assets in corporate bonds and seeks investment results that generally correspond to a certain index designed to represent the performance of a held-to-maturity portfolio of corporate bonds with an effective maturity date. Each ETF held by the Trust includes in its name a designated year of maturity (from 2015 through

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2017, respectively) and will terminate on or about the end of such calendar year (subject to change at the determination of the ETF’s board of trustees). In the final six-months of the ETFs’ operations, they will transition to cash and cash equivalents to ultimately liquidate and distribute cash to investors. The Trust will terminate prior to the scheduled termination of any ETF held by the Trust, but certain ETFs may be in their winding down stage during the Trust’s life.

     LIQUIDITY SCREEN. After securities from the asset segments described above were selected, the Portfolio Consultant performed a final liquidity check. The Portfolio Consultant eliminated any Equity Security or Preferred Stock with “liquidity” (defined as the security’s market price multiplied by the security’s most-recent three-month average daily trading volume) of less than the estimated total dollar value of the security as of the Security Selection Date. The Portfolio Consultant replaced any such security with the next-highest ranked security in the same asset segment. The Portfolio Consultant also removed Equity Securities or Preferred Stocks of any entity not treated as a corporation for U.S. tax purposes (other than MLPs treated as publicly-traded partnerships) and replaced any such security with the next highest ranked security in the same asset segment.

     As used herein, the term “Securities” means the Equity Securities, Preferred Stocks and the shares of ETFs initially deposited in the Trust and contracts and funds for the purchase of such securities, and any additional securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

     THE SECURITIES. The Trust consists of such Securities listed under “Portfolio of Investments” herein as may continue to be held from time to time in the Trust, newly deposited Securities meeting requirements for creation of additional Units, undistributed cash receipts from the Securities and proceeds realized from the disposition of Securities.

     SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract (“Failed Securities”), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities (“Substitute Securities”) to make up the original corpus of the Trust.

     The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be identical issuers of the Securities originally contracted for and not delivered. Such selection may include or be limited to Securities previously included in the portfolio of the Trust. No assurance can be given that the Trust will retain its present size and composition for any length of time.

     Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

     In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under “Rights of Unitholders—Distributions.” In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

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RISK CONSIDERATIONS

     COMMON STOCK. Since the Trust invests in common stocks of domestic and foreign companies, and because many of the ETFs included in the Trust have portfolios that consist primarily of common stocks of domestic or foreign issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen.

     Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by, the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer’s board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

     Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust and ETFs held by the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     PREFERRED STOCKS. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

B-5

     EXCHANGE TRADED FUNDS. The Trust invests in shares of exchange-traded funds (“ETFs”). Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective, and to manage the fund’s portfolio when the underlying securities are redeemed or sold, during the periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investment change. The Trust and the underlying funds have operating expenses. You will bear not only your share of the Trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, the Trust incurs greater expenses than you would incur if you invested directly in the funds. ETFs also face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called “representative sampling,” which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

     Each ETF held by the Trust invests substantially all of its assets in corporate bonds and seeks investment results that generally correspond to a certain index designed to represent the performance of a held-to-maturity portfolio of corporate bonds with an effective maturity date. The effective maturity of any such corporate bond is determined by its actual maturity or, in the case of callable securities, as may be determined by the respective index provider. Each ETF held by the Trust includes in its name a designated year of maturity and will terminate on or about the end of such calendar year (subject to change at the determination of the ETF’s board of trustees). In the final six-months of the ETFs’ operations, they will transition to cash and cash equivalents to ultimately liquidate and distribute cash to investors, which may result in lower yields than the yields of the bonds previously held by the ETFs. The Trust will terminate prior to the scheduled termination of any ETF held by the Trust, but certain ETFs may be in their winding down stage during the Trust’s life.

     MASTER LIMITED PARTNERSHIPS. The Trust may invest in master limited partnerships (“MLPs”). MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. The Trust’s investment in securities of MLPs, which are required to distribute substantially all of their income to investors in order to not be subject to entity level taxation, often offer a yield advantage over other types of securities. Currently, most MLPs operate in the energy, natural resources or real estate sectors. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources sectors, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. There are certain tax risks associated with MLPs, including the risk that U.S. taxing authorities could challenge the trust’s treatment for federal income tax purposes of the MLPs in which the Trust invests. These tax risks,

B-6

and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Trust’s investments.

     INCOME/ROYALTY TRUSTS. Income/royalty trusts in which the Trust invests are generally equity investments and thus share many of the risks inherent in investing in equity securities, and are also subject to the risks specific to the energy sector described below. In many circumstances, the income/royalty trusts in which the Trust invests have limited operating histories. The value of income/royalty trusts in which the Trust invests may be influenced by factors that are not within the Trust’s control, including the financial performance of the respective issuers, interest rates, exchange rates, commodity prices (which will vary and are determined by supply and demand factors, including weather and general economic and political conditions), the hedging policies employed by such issuers, issues relating to the regulation of the energy industry and operational risks relating to the energy industry. Income/royalty trusts are also subject to the following risks, among others:

•	Lack of diversification. The income/royalty trusts in which the Trust invests tend to be heavily invested in real estate, oil and gas, pipelines and other infrastructure;
•	Potential sacrifice of growth. Potential growth may be sacrificed because revenue is passed on to unit holders, rather than reinvested in the business;
•	No guarantees. Income/royalty trusts generally do not guarantee minimum distributions or even return of capital. If the assets underlying an income/royalty trust do not perform as expected, the income/royalty trust may reduce or even eliminate distributions. The declaration of such distributions generally depends upon various factors, including the operating performance and financial condition of the income/royalty trust and general economic conditions;
•	Potential for tax recharacterization or changes. The current tax treatment of certain income/royalty trusts could be challenged under existing tax laws, or such tax laws could change. Conversely, there may be a risk of recharacterization to such flow-through treatment for U.S. tax purposes.

     FOREIGN SECURITIES. The Trust and certain ETFs in the Trust portfolio may invest all or a portion of their assets in securities of issuers domiciled outside of the United States or that are denominated in various foreign currencies and multinational foreign currency units. Investing in securities of foreign entities and securities denominated in foreign currencies involves certain risks not involved in domestic investments, including, but not limited to: fluctuations in foreign exchange rates; future foreign political and economic developments; and different legal systems and possible imposition of exchange controls or other foreign government laws or restrictions.

     Securities prices in different countries are subject to different economic, financial, political and social factors. Since the Trust and some of the ETFs may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Trust and such ETFs and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies. In addition, with respect to certain foreign countries, there is the possibility of expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, economic, political or social instability or diplomatic developments that could

B-7

affect investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position. Certain foreign investments also may be subject to foreign withholding taxes. These risks often are heightened for investments in smaller, emerging capital markets. In addition, brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. Finally, accounting, auditing and financial reporting standards in foreign countries are not necessarily equivalent to U.S. standards and therefore disclosure of certain material information may not be made.

     EMERGING MARKETS. The Trust and certain of the ETFs in the Trust may invest in companies located in “emerging markets.” Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

     FOREIGN SOVEREIGN SECURITIES. The Trust and certain of the ETFs in the Trust may invest in foreign sovereign securities. The ability and willingness of sovereign obligors or the governmental authorities that control repayment of external debt to pay principal and interest on such debt when due may depend on general economic and political conditions within the relevant country. The ability of a foreign sovereign obligor, especially in an emerging market country, to make timely and ultimate payments on its external debt obligations will also be strongly influenced by the obligor’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves.

     LOWER GRADE SECURITIES. Certain ETFs in the Trust portfolio may invest primarily high-yield corporate debt obligations and senior loans, which consist of lower grade securities. There are certain risks associated with such ETFs’ investments in such securities that could cause the value of these funds to decrease. This, in turn, could cause the value of your Units to decrease. The risks are outlined below.

     Lower grade securities (below “BBB” by Standard & Poor’s or “Baa” by Moody’s) are regarded as being predominately speculative as to the issuer’s ability to make payments of principal and interest. Investment in such securities involves substantial risk. Lower grade securities are commonly referred to as “high yield securities” or “junk bonds.” Issuers of lower grade securities may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with higher-rated securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of lower grade securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During periods of economic downturn, such issuers may not have sufficient revenues to meet their interest payment obligations.

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     The issuer’s ability to make payments on its debt obligations also may be adversely affected by specific issuer developments, the issuer’s inability to meet specific projected business forecasts or the unavailability of additional financing. Therefore, there can be no assurance that in the future there will not exist a higher default rate relative to the rates currently existing in the market for lower grade securities.

     The risk of loss due to default by the issuer is significantly greater for the holders of lower grade securities because such securities may be unsecured and may be subordinate to other creditors of the issuer. Other than with respect to distressed securities, discussed below, the lower grade securities in which the ETFs may invest do not include instruments which, at the time of investment, are in default or the issuers of which are in bankruptcy. However, there can be no assurance that such events will not occur after an ETF purchases a particular security, in which case the ETF and the Trust may experience losses and incur costs.

     Lower grade securities frequently have call or redemption features that would permit an issuer to repurchase the security from one of the ETFs which holds it. If a call were exercised by the issuer during a period of declining interest rates, the particular ETF is likely to have to replace such called security with a lower yielding security, thus decreasing the net investment income to the ETF and the Trust and dividends to Unitholders.

     Lower grade securities tend to be more volatile than higher-rated securities, so that adverse economic events may have a greater impact on the prices of lower grade securities than on higher-rated securities. Factors adversely affecting the market value of such securities are likely to adversely affect an ETF’s net asset value which, in turn, may adversely affect the value of your Units. Recently, demand for lower grade securities has increased significantly and the difference between the yields paid by lower grade securities and higher-grade securities (i.e., the “spread”) has narrowed. To the extent this differential increases, the value of lower grade securities in an ETF’s portfolio could be adversely affected along with the value of your Units.

     Like higher-rated securities, lower grade securities generally are purchased and sold through dealers who make a market in such securities for their own accounts. However, there are fewer dealers in the lower grade securities market, which may be less liquid than the market for higher-rated securities, even under normal economic conditions. Also, there may be significant disparities in the prices quoted for lower grade securities by various dealers. As a result, during periods of high demand in the lower grade securities market, it may be difficult to acquire lower grade securities appropriate for investment by an ETF. Adverse economic conditions and investor perceptions thereof (whether or not based on economic reality) may impair liquidity in the lower grade securities market and may cause the prices an ETF receives for its lower grade securities to be reduced. In addition, an ETF may experience difficulty in liquidating a portion of its portfolio when necessary to meet its liquidity needs or in response to a specific economic event such as deterioration in the creditworthiness of the issuers. Under such conditions, judgment may play a greater role in valuing certain of an ETF’s portfolio instruments than in the case of instruments trading in a more liquid market. Moreover, an ETF may incur additional expenses to the extent that it is required to seek recovery upon a default on a portfolio holding or to participate in the restructuring of the obligation.

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     SMALLER CAPITALIZATION COMPANIES. The Trust and certain of the ETFs in the Trust may invest in smaller capitalization companies which may involve greater risk than investing in larger capitalization companies, since they can be subject to more abrupt or erratic price movements. Smaller capitalization companies may have had their securities publicly traded, if at all, for only a short period of time and may not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of smaller capitalization companies is relatively higher than larger, older and more mature companies. The greater price volatility of smaller capitalization companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some smaller capitalization companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods.

     UNMANAGED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed in connection with Trust termination. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust’s termination or upon the occurrence of certain events (see “Trust Administration—Portfolio Supervision”) the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust.

     Some of the Securities in the Trust may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See “Trust Administration—Portfolio Supervision”.)

     ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor will deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust.

     Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder’s Units and the Income per Unit received by the Trust. In particular, Unitholders who purchase

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Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

     In addition, subsequent deposits to create additional Units will not be fully covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for the Trust.

     LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted affecting the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, or with respect to the petroleum or tobacco industries, may have a negative impact on certain companies represented in the ETFs. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

     LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

     SECURITIES SELECTION. The Portfolio Consultant may use the list of Securities or ETFs in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend to other clients or otherwise effect transactions in the Securities or ETFs held by the Trust. This may have an adverse effect on the prices of the Securities or ETFs. This also may have an impact on the price the Trust pays for the Securities or ETFs and the price received upon Unit redemptions or liquidation of the Securities or ETFs. The Portfolio Consultant also may issue reports or make recommendations on securities, which may include the Securities or ETFs in the Trust. Neither the Portfolio Consultant nor the Sponsor manages the Trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the Sponsor, and may not actually come to pass. The Portfolio Consultant is being compensated for its portfolio consulting services, including selection of the Trust portfolio.

     GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust’s objectives will be achieved.

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PUBLIC OFFERING

     OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each “Business Day” as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sales prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, the Trustee shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current offering prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if offering prices are not available for any such Securities, on the basis of current offering prices for comparable securities, (c) by appraising the value of the Securities on the offering side of the market or by such other appraisal deemed appropriate by the Trustee or (d) by any combination of the above, each as of the Evaluation Time.

     Units of a Trust are offered at the public offering price thereof. The public offering price per Unit is equal to the net asset value per Unit plus organization costs plus the applicable sales charge referred to in the prospectus. The initial sales charge is equal to the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the total creation and development fee. The maximum total sales charge is 3.95% of the public offering price. The deferred sales charge is a fixed dollar amount and will be collected in installments as described in this prospectus. Units purchased after the initial deferred sales charge payment will be subject to the remaining deferred sales charge payments. Units sold or redeemed prior to such time as the entire applicable deferred sales charge has been collected will be assessed the remaining deferred sales charge at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing the Trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee. These costs will be deducted from the Trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing Unit purchases.

     During the initial offering period, part of the value of the securities represents an amount that will pay the costs of creating the Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. The Trust will sell securities to reimburse the Sponsor for these costs at the end of the initial offering period or after three months, if earlier. The value of the Units will decline when the Trust pays these costs.

     You pay a fee in connection with purchasing Units. This is referred to as the “transactional sales charge.” The transactional sales charge has both an initial and a deferred component and equals 3.45% of the public offering price per Unit based on a $10 public offering price per Unit. This percentage amount of the transactional sales charge is based on the Unit price on the Trust’s inception date. The transactional sales charge equals the difference between the total sales charge and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales charge will vary as the public offering price per Unit varies. The transactional sales charge

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does not include the creation and development fee which is described under “Trust Expenses and Charges.”

     The maximum total sales charge equals 3.95% of the public offering price per Unit at the time of purchase. You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 3.95% of the public offering price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the public offering price per Unit depending on the public offering price per Unit. The deferred sales charge is fixed at $0.245 per Unit. The Trust pays the deferred sales charge in equal monthly installments as described in Part A of this prospectus. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. If you purchase Units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 3.95% of the public offering price and does not include deferred payments. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the “Fee Table” if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the “Fee Table” if the Public Offering Price per Unit exceeds $10. In no event will the total sales charge exceed 3.95% of the Public Offering Price per Unit.

     Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed the sales charge at the time you buy Units. In such a situation, the value of Securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those Securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Trust. The “Fee Table” shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $7, the maximum sales charge would be $0.2765 (3.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0185, a deferred sales charge of $0.245 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $13, the maximum sales charge would be $0.5135 (3.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2185, a deferred sales charge of $0.245 and the creation and development fee of $0.05. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

     VOLUME AND OTHER DISCOUNTS. The minimum purchase is generally 100 Units for individual purchasers and for purchases by certain custodial accounts or Individual Retirement Accounts, self-employed retirement plans, pension funds and other tax-deferred retirement plans. The minimum purchase requirements are subject to waiver

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and may vary by selling firm. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the dollar amount of Units purchased. It is your financial professional’s responsibility to alert us of any discount when you order Units. This volume discount will result in a reduction of the sales charge applicable to such purchases. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amount of the deferred sales charge, we will credit you the difference between your total sales charge and this fixed dollar charge at the time you buy Units. The approximate reduced sales charge on the Public Offering Price applicable to such purchases is as follows:

Approximate
Reduced
Amount of Purchase*	Sales Charge
Less than $100,000	3.95%
$100,000 but less than $250,000	3.45%
$250,000 but less than $500,000	3.20%
$500,000 but less than $750,000	2.95%
$750,000 or greater	2.45%

*	The volume discount is also applied on a unit basis utilizing a breakpoint equivalent in the above table of one Unit per $10, etc. For example, the purchase of either Units with a value of $250,000 or 25,000 Units would be entitled to the reduced sales charge of 3.20% even if at the time of purchase the value of 25,000 Units was less than $250,000.

     Except as described in this paragraph, these discounts will apply only to purchases of Units by the same purchaser on a single day from a single broker-dealer. Units purchased by the same purchaser in separate transactions on a single day will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required dollar amount of Units at the time such determination is made. Units purchased in the name of a purchaser’s spouse or children under 21 living in the same household as the purchaser will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable quantity discount level. Purchases of Units of the Trust may be combined with purchases of units of any other unit investment trusts sponsored by the Sponsor in the initial offering period which are not already subject to a reduced sales charge, if such purchases are made by the same person on a single day from a single broker-dealer. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. A purchaser must inform his/her broker-dealer of any combined purchases before the purchase to be eligible for a reduced sales charge. If you purchase Units that qualify for the rollover/exchange discount described below and also purchase additional Units on the same day from the same broker-dealer that do not qualify for the rollover/exchange discount described below, you may aggregate all Units purchased for purposes of qualifying for the volume discount described above on the additional Units, but such additional Units will not qualify for the rollover/exchange discount described below.

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     We waive a portion of the sales charge on Units of the Trust offered in this prospectus if you buy your Units with redemption or termination proceeds from any unit investment trust (regardless of sponsor). The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest $500,000 or more in Units of the Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table above. To qualify for this discount, the termination or redemption proceeds used to purchase Units of the Trust offered in this prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of Units of the Trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales charge discount. If you purchase Units that qualify for the rollover/exchange discount described in this paragraph and also purchase additional Units on the same day from the same broker-dealer that do not qualify for the rollover/exchange discount described in this paragraph, you may aggregate all Units purchased for purposes of qualifying for the volume discount described above on the additional Units, but such additional Units will not qualify for the rollover/exchange discount described in this paragraph. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charges and creation and development fee remaining on these Units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

     We waive a portion of the sales charge for purchases by officers, directors and employees (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its affiliates and dealers and their affiliates. These purchases may be made at the Public Offering Price per Unit less the applicable dealer concession. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

     Investors may purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial advisor must purchase Units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If Units of the Trust are purchased for a Fee Account and the Units are subject to a Wrap Fee in such Fee Account (i.e., the Trust is “Wrap Fee Eligible”) then investors may be eligible to purchase Units of the Trust in these Fee Accounts that are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. For example,

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this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per Unit (the percentage will vary with the Unit price).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

     This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of Units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Trust.

     DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor at the Public Offering Price. The initial offering period is ninety days after each deposit of Securities in the Trust and the Sponsor may extend the initial offering period for successive thirty-day periods. The Sponsor intends to qualify the Units for sale in certain States through dealers who are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Sponsor does not register Units for sale in any foreign country. This Prospectus does not constitute an offer of Units in any state or country where Units cannot be offered or sold lawfully. The Sponsor may reject any order for Units in whole or in part. The concessions with respect to Units sold by dealers are as follows:

Dealer
Amount of Purchase	Concession
Less than $100,000	3.15%
$100,000 but less than $250,000	2.70%
$250,000 but less than $500,000	2.40%
$500,000 but less than $750,000	2.25%
$750,000 or greater	1.75%

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

     The Sponsor applies these concessions or agency commissions as a percent of the Public Offering Price per Unit at the time of the transaction. The Sponsor also applies the different levels on a Unit basis using a $10 Unit equivalent. For example, the purchases of Units with a value of $250,000 or 25,000 Units would be entitled to a dealer concession of 2.40%, even if at the time of purchase the value of 25,000 Units was less than $250,000.

     Any sales charge discount is borne by the broker-dealer or selling firm out of the distribution fee. The Sponsor reserves the right to change the amount of concessions or agency commissions from time to time.

     For transactions involving Unitholders of our unit investment trusts who use their termination proceeds to purchase Units of the Trust, the dealer concession is 2.25%. No distribution fee is paid to broker-dealers or other selling firms in connection with Unit

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sales in investment accounts that charge a “wrap fee” or periodic fees for investment advisor, financial planning or asset management services in lieu of commissions.

     The Sponsor may provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers who sell Units of this Trust and the Sponsor’s other products. This compensation is intended to result in additional sales of the Sponsor’s products and/or compensate broker-dealers and financial advisors for past sales. The Sponsor may make these payments for marketing, promotional or related expenses, including, but not limited to expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. These arrangements will not change the price Unitholders pay for their Units.

     The Sponsor may enter into wholesaling arrangements with certain broker-dealers that market and promote the Sponsor’s unit investment trusts to other broker-dealers and selling agents. The Sponsor compensates these wholesaling firms out of its own assets. The amount of compensation paid to a particular firm may vary and will generally comprise an amount up to 0.20% of the price of units of Hennion & Walsh-sponsored unit investment trusts sold in the region(s) covered by the particular firm pursuant to its agreement with the Sponsor.

     In addition to the concessions set forth in the table above, broker-dealers and other selling firms will be eligible to receive additional compensation for volume sales of eligible Units of certain of the unit investment trusts sponsored by the Sponsor. This additional volume concession is based on total initial offering period sales of eligible Trusts during a calendar quarter as set forth in the following table:

Initial Offering Period Sales During Calendar Quarter	Volume Concession
Less than $5,000,000	0.000%
$5,000,000 but less than $10,000,000	0.050%
$10,000,000 but less than $50,000,000	0.075%
$50,000,000 but less than $100,000,000	0.100%
$100,000,000 or greater	0.110%

     For a Trust to be eligible for this additional volume concession for calendar quarter sales, the Trust’s prospectus must include disclosure related to this additional concession; a Trust is not eligible for this additional volume concession if the prospectus for such Trust does not include disclosure related to this additional volume concession. Broker-dealers and other selling firms will not receive additional volume compensation unless it sells at least $5.0 million of Units of eligible Trusts during a calendar quarter. For example, if a firm sells $4.5 million of Units of eligible Trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such Trusts. Except as described below, once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of eligible Trusts during the applicable quarter. For example, if the firm sells $7.5 million of units of eligible Trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $7.5 million. There will be no additional volume concessions on the sale of Units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions. Eligible broker-dealers and other selling firms include clearing firms that place orders with the

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Sponsor and provide the Sponsor with information with respect to the representatives who initiated such transactions. Eligible broker-dealers and other selling firms will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Redemptions of Units during the primary period will reduce the amount of Units used to calculate the additional volume concessions. Secondary market sales of all Units are excluded for purposes of these additional volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each calendar quarter.

     SPONSOR’S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to 3.95% of the Public Offering Price per Unit. Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. (See “Portfolio of Investments.”) All or a portion of the Securities initially deposited in the Trust may have been acquired through the Sponsor.

     During the initial offering period and thereafter, to the extent additional Units continue to be offered by means of this Prospectus, the Sponsor may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor’s business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

     Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

     In maintaining a market for the Units (see “Sponsor’s Repurchase”) the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

RIGHTS OF UNITHOLDERS

     BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company (“DTC”) through an investor’s brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor’s DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sales from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a

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commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

     DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

     Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date and consist of an amount substantially equal to such Unitholder’s pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after such purchase.

     As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under “Trust Expenses and Charges”). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit, the Trust must charge these per Unit regardless of any discount.

     The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. In addition, the Trust will generally make required distributions at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.

     RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount being distributed from the Income and Principal Account, respectively, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the Securities disposed of and the net proceeds received therefrom, deductions for payment of disposition of any Securities and the net proceeds received therefrom, deductions for

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payments of applicable taxes and fees and expenses of the Trust, the deductions for payment of deferred sales charge, if any, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

     The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours books of record and accounts of its transactions as Trustee, including records of the names and addresses of Unitholders, Units held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

LIQUIDITY

     SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under “Trustee Redemption.” The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the portfolio or of the Units. The Sponsor may discontinue purchase of Units in the secondary market if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which repurchase requests are received in proper form by Hennion & Walsh, Inc., 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054, except for repurchase requests received after the Evaluation Time when Units will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

     Following the initial offering period, Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a 2.95% sales charge plus a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

     The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption. (See “Trustee Redemption”). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder’s brokerage account not later than the close of business on the redemption date of an amount

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equal to the Redemption Price on the date of tender. The repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption.

     TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the Mandatory Termination Date, or on the date of any earlier termination of the Trust, Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee, however, you will pay any remaining deferred sales charge at the time you redeem Units. Units redeemed by the Trustee will be canceled.

     Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under “Summary of Essential Information” in Part A on the date of tender. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the Evaluation Time, the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     The Redemption Price per Unit is determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected (during the initial offering period a portion of the cash on hand may include an amount sufficient to pay the per Unit portion of all or a part of the costs incurred in organizing and offering the Trust, see “Trust Expenses and Charges”), (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, (c) the deferred sales charge, and (d) cash allocated for the distribution to Unitholders of record as of a Record Date prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the organization costs and creation and development fee to the Sponsor. Therefore, the amount of the Redemption Price per 100 Units received by a Unitholder will include the portion representing organization costs and creation and development fee only when such Units are tendered for redemption prior to the close of the initial offering period. Because the Securities are listed on a national securities exchange, the Trustee may determine the value of the Securities in the Trust based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation, or if there are no closing purchase prices for the Securities, then the Trustee may utilize, at the Trust’s expense, an independent evaluation service or services to ascertain the value of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if bid prices are not available for any such Securities, on the basis of current bid prices for comparable securities, (c) by appraising the value of the Securities on the bid side of the market or (d) by any combination of the above.

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     In connection with each redemption, the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (a) or (b) below.

     (a) A Unitholder will receive his redemption proceeds in cash. Amounts paid on redemption allocable to the Unitholder’s interest in the Income Account shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the Securities. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities, subject to obtaining the Sponsor’s exception to that minimum.

     Any Unitholder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of whole shares of the Securities in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender, provided that this option is not available in the last thirty days of the Trust’s life. To the extent possible, in kind distributions (“In Kind Distributions”) shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the Unitholder’s broker-dealer account at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Income and Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. A Unitholder who elects to receive In Kind Distributions may incur brokerage or other transaction costs in converting the Securities so distributed into cash subsequent to their receipt of the Securities from the Trust. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above. We may discontinue this option at any time without notice.

     The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

     (b) The Trustee will redeem Units in kind by an In Kind Distribution to The Bank of New York Mellon as the Distribution Agent. A Unitholder will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as

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determined as of the day of tender. In Kind Distributions to Unitholders will take the form of whole shares of the Securities. Cash will also be distributed by the Distribution Agent in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will aggregate an amount equal to the Redemption Price per Unit.

     Distributions in kind on redemption of Units shall be held by the Distribution Agent, whom each Unitholder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unitholder as follows:

     (i) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unitholder not later than three business days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unitholder requests a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

     (ii) If the tendering Unitholder requests distribution in kind and tenders in excess of 2,500 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by the fractional interests in shares of the Securities in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unitholder together with book-entry credit to the account of the Unitholder’s bank or broker-dealer at DTC representing whole shares of each of the Securities comprising the In Kind Distribution.

     The portion of the Redemption Price which represents the Unitholder’s interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unitholder may be more or less than the purchase price originally paid by such Unitholder, depending on the value of the Securities in the Trust at the time of redemption.

     The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

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     The secondary market repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption.

TRUST ADMINISTRATION

     PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, to pay expenses or sales charges, or to buy Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of the Trust as a regulated investment company would otherwise be jeopardized; (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders; or (6) that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Sponsor the sale or tender of the Security is in the best interest of the Unitholders.

     In addition, the Trust Agreement provides as follows:

     (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

     (b) It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

     (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

     (d) The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional

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Securities in exchange for the corresponding number of additional Units from time to time during the Deposit Period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most underrepresented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

     In determining whether to dispose of or hold Securities, new securities or property, the Sponsor may be advised by the Portfolio Supervisor.

     TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

     The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder’s interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

     TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under “Summary of Essential Information” in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of investors holding 100% of the Units then outstanding. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. When directed by the Sponsor, the Trustee shall utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following two options by which to receive their

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pro rata share of the net asset value of the Trust and requires their election of one of the two options by notifying the Trustee by returning a properly completed election request (to be supplied to such Unitholders prior to the Mandatory Termination Date) (see “Summary of Essential Information” in Part A for the Mandatory Termination Date):

     1. To receive in cash such Unitholder’s pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities in connection with termination of the Trust. The Unitholder’s pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

     2. To invest such Unitholder’s pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities in units of a subsequent series of the Trust (the “New Series”) provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by Unitholders (the “Rollover Unitholder”) who affirmatively notify the Trustee of their election to participate in this option on or prior to the rollover notification date required by the Trustee. In the event that the Sponsor determines that such a redemption and subsequent investment in a New Series by a Rollover Unitholder may be effected under applicable law in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series (“Duplicated Securities”), Unitholders will be notified at least 30 days prior to the Mandatory Termination Date of the procedures and process necessary to facilitate such tax treatment. The units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last of the Unitholder’s Securities to be sold. Such purchaser will be entitled to a reduced sales charge (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase units of a New Series or any other security. A Unitholder’s election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax adviser in this regard.

     Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 1).

     The Sponsor has agreed that, to the extent it effects the sales of underlying securities for the Trustee, such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, all of the Securities within a reasonable time following the Mandatory Termination Date. The Redemption Price Per

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Unit upon the settlement of the last sale of Securities will be distributed to Unitholders in redemption of such Unitholders’ interest in the Trust.

     Depending on the amount of proceeds to be invested in units of the New Series and the amount of other orders for units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor’s buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor’s purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities in connection with Trust termination; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities, as described above, is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor’s judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

     The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the Mandatory Termination Date. All Unitholders will then elect option 1.

     By electing to reinvest in the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders an opportunity to elect to “rollover” their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder’s election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

     THE SPONSOR. The Sponsor, Hennion and Walsh, Inc., a New Jersey corporation, is a full service broker-dealer, registered under the Securities Exchange Act of 1934, which caters to individual investors. The firm was established in 1989 and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. Hennion & Walsh, Inc. maintains its principal business office in Parsippany, New Jersey.

     The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for

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errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor; (b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

     THE TRUSTEE. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York, having its offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of DTC. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

     The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

     For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under “Rights of Unitholders.”

     The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event, the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written

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acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

     Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital surplus and undivided profits of not less than $2,500,000.

     THE PORTFOLIO CONSULTANT. Zacks Investment Management, Inc., located at 111 North Canal Street, Suite 1101, Chicago, IL 60606, is a wholly owned subsidiary of parent company Zacks Investment Research, Inc. Zacks Investment Management specializes in managing equity and fixed income portfolios for retail and institutional investors using a combination of independent research and proprietary quantitative models.

     EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under “Public Offering—Offering Price.” The Sponsor and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

TRUST EXPENSES AND CHARGES

     Investors will reimburse the Sponsor on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust (collectively, the “organization costs”), including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and State registration fees, the initial fees and expenses of the Trustee, legal expenses, the Portfolio Consultant’s security selection fee, and other actual out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of the Trust as of the earlier of the close of the initial offering period (which is currently anticipated to be between 30 and 90 days) or six months following the Initial Date of Deposit. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. All advertising and selling expenses, as well as any organizational costs not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.

     Hennion & Walsh Asset Management, Inc. will receive for portfolio supervisory, bookkeeping and administrative services to the Trust an annual fee in the amount set forth under “Summary of Essential Information” in Part A. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the Trust, but at no time will the total amount received for portfolio supervisory, bookkeeping and administrative services rendered to all series of the Smart Trusts in any calendar year exceed the aggregate cost to the Portfolio Supervisor of supplying such services in such year. (See “Portfolio Supervision.”)

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     The Sponsor will receive a fee from your Trust for creating and developing the trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Trust’s assets as of the close of the initial offering period. No portion of this charge is applied to the payment of distribution expenses or as compensation for sales efforts. This charge will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

     The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under “Summary of Essential Information” in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see “Trust Administration” and “Rights of Unitholders.”

     The Trustee’s fees applicable to the Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the annual fee for portfolio supervisory, bookkeeping and administrative services, and Trustee’s fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent.”

     The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee’s fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

     The fees and expenses set forth herein are payable out of the Trust and when paid by or owing to the Trustee are secured by a lien on the Trust. If the cash dividend and capital gains distributions are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell shares of the Securities to pay such amounts. To the extent shares of the Securities are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. Such sales might be required at a time when shares of the Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which shares of the Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

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     Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited only as of the business day prior to the Initial Date of Deposit by an independent registered public accounting firm selected by the Sponsor. To the extent lawful, the expenses of any audit shall be an expense of the Trust. Unitholders covered by the audit during the year may receive a copy of any additional audited financial statements, if any, upon request.

REINVESTMENT PLAN

     Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust’s reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor’s deposit of Additional Securities as described in “The Trust—Organization” in this Part B. Units acquired by reinvestment will not be subject to a sales charge. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of this discount. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge and the creation and development fee, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. Accordingly, if you reinvest distributions into additional Units of the Trust, you will be credited the amount of any remaining deferred sales charge and creation and development fee on such Units at the time of reinvestment. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant’s Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice.

TAX STATUS

     This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     TRUST STATUS. The Trust intends to qualify as a “regulated investment company” under the federal tax laws. If the Trust qualifies as a regulated investment

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company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

     DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Trust’s distributions into three categories, ordinary income distributions, capital gains dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

     DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be designated by the Trust as being eligible for the dividends received deduction.

     SALE OR REDEMPTION OF UNITS. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

     CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property regardless of when acquired with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However,

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if you receive a capital gain dividend from your Trust and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual Unitholder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. The Trust will provide notice to its Unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

     IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem Units or when your Trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

     EXCHANGES. If you elect to have your proceeds from your Trust rolled over into a future Trust, the exchange would generally be considered a sale for federal tax purposes.

     DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income.

     FOREIGN TAX CREDIT. If your Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. In addition, distributions after December 31, 2012 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners.

     INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If the Trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. The Trust will not be able to pass through to its Unitholders any credit or deduction for such taxes. The Trust

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may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

     FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. Distributions in respect of Units after December 31, 2013 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2014. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler LLP as counsel for the Sponsor. Dorsey & Whitney, LLP, has acted as counsel for the Trustee.

     PORTFOLIO SUPERVISOR. Hennion & Walsh Asset Management, Inc., a New Jersey company, is an affiliate of Hennion & Walsh, Inc.

     INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The Statement of Financial Condition, including the Portfolio of Investments, is included herein in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

     PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Securities, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains received, divided by the public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. From time to time, the Trust may compare the cost of purchasing Trust shares to the cost of purchasing the individual securities which constitute the Securities. In addition, the Trust may compare its sales charge to the sales charges assessed on unitholders by other unit investment trusts. Figures for actual portfolios will reflect all

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applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, the Nasdaq-100 Index, or the average performance of mutual funds investing in a diversified portfolio of U.S. stocks generally or growth stocks, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust’s relative performance for any future period.

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ZACKS DIVERSIFIED EQUITY AND CORPORATE BOND TRUST,
SERIES 1

(A UNIT INVESTMENT TRUST)

PROSPECTUS

DATED: NOVEMBER 27, 2012

SPONSOR:

2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054
973-299-8989

TRUSTEE:

THE BANK OF NEW YORK MELLON
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
877-363-3613

This Prospectus does not contain all of the information set forth in the registration statement, filed with the SEC, Washington, D.C., under the Securities Act of 1933 (file no. 333-184208), and the Investment Act of 1940 (file no. 811-21429), and to which reference is made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•	visiting the SEC Internet address: http://www.sec.gov
•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549

Memorandum of Changes

Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 1

The Prospectus and the Trust Agreement filed with Amendment No. 2 to the Registration Statement on Form S-6 have been revised to reflect information regarding the execution of the Trust Agreement and the deposit of Securities on November 27, 2012 and to set forth certain statistical data based thereon. In addition, there are a number of other changes described below.

THE PROSPECTUS

Cover Page.	The series number and date of the prospectus have been revised.
Page A-3	The “Strategy of Portfolio Selection” section has been revised and completed.
Page A-5	The “Description of Portfolio” section has been revised and completed.
Page A-6	The “Distributions” section has been revised and completed.
Page A-8-A-9	The Fee Table has been revised and completed.
Page A-10	The Summary of Essential Information section has been completed.
Page A-11	The Statement of Financial Condition has been completed.
Pages A-12-A-15	Revisions have been made and the portfolio has been completed.
Page A-16	The Report of Independent Registered Public Accounting Firm has been completed.
Back Cover.	The series number, date of the prospectus and file number have been completed.

THE TRUST AGREEMENT

The Trust Agreement has been conformed to reflect the execution thereof.

CHAPMAN AND CUTLER LLP

November 27, 2012

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Reference Trust Agreement.
1.1.1	Trust Indenture and Agreement (filed as Exhibit 1.1.1. to Amendment No. 2 to Form S-6 Registration Statement No. 333-110471 of Smart Trust, Smart Ten Trust, Series 1 on January 22, 2004, and incorporated herein by reference).
1.3.5	Certificate of Incorporation of Hennion & Walsh, Inc. dated October 23, 1989, and amended on April 6, 2001 (filed as Exhibit 1.3.8 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).
1.3.6	By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).
3.1	Opinion and consent of counsel as to legality of securities being registered.
3.3	Opinion of counsel as to the Trustee and the Trust.
4.1	Consent of initial evaluator.
4.3	Consent of independent registered public accounting firm.
11.0	Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on the 27th day of November, 2012.

Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 1, Registrant

By	Hennion & Walsh, Inc., Depositor

By	/s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signator

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on November 27, 2012 by the following persons in the capacities indicated.

By	/s/ WILLIAM W. WALSH
William W. Walsh
President, Treasurer and Director

By	/s/ RICHARD HENNION
Richard Hennion
Vice President, Secretary and Director

By	/s/ DEBBIE WILLIAMS
Debbie Williams
Chief Financial Officer

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